As filed with the Securities and Exchange Commission on September 20, 2016

Registration No. 333-206490

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7 TO

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

MEDEQUITIES REALTY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

3100 West End Avenue, Suite 1000

Nashville, TN 37203

(615) 627-4710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John W. McRoberts

Chief Executive Officer and Chairman of the Board of Directors

MedEquities Realty Trust, Inc.

3100 West End Avenue, Suite 1000

Nashville, TN 37203

(615) 627-4710

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David P. Slotkin, Esq. Morrison & Foerster LLP 2000 Pennsylvania Avenue, NW, Suite 6000 Washington, D.C. 20006 (202) 887-1500	Jay L. Bernstein, Esq. Jacob A. Farquharson, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

MedEquities Realty Trust, Inc. has prepared this Amendment No. 7 to the Registration Statement on Form S-11 (File 333-206490) solely for the purpose of filing Exhibits 1.1, 5.1, 8.1, 23.3 and 23.4. No changes have been made to the preliminary prospectus constituting Part I of the Registration Statement or to Part II of the Registration Statement (other than to reflect in the Exhibit Index the filing of the aforementioned exhibits).

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC registration fee	$34,630
FINRA filing fee	$48,620
NYSE listing fee	$184,760
Printing and engraving fees	$1,030,000
Legal fees and expenses	$2,110,000
Accounting fees and expenses	$1,220,000
Transfer agent and registrar fees	$15,000
Miscellaneous expenses	$456,990

Total	$5,100,000

Item 32.	Sales to Special Parties.

The information set forth in Item 33 is incorporated herein by reference.

Item 33.	Recent Sales of Unregistered Securities.

On May 5, 2014, we issued 1,000 shares of our common stock to John W. McRoberts, our Chairman and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation D thereunder. These shares were repurchased for $1,000 after the initial private placement.

On July 31, 2014, we sold an aggregate of 405,833 shares of our common stock, at a price per share of $15.00, for an aggregate offering price of approximately $6.1 million, to certain of our officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

On July 31, 2014, we sold an aggregate of 10,351,040 shares of our common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co., or FBR, acting as initial purchaser/placement agent and, on August 22, 2014, we sold an additional 188,521 shares of our common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act, which we collectively refer to as the initial private placement. The aggregate offering price of the initial private placement was $157.8 million, and the net proceeds from the initial private placement was approximately $145.6 million after deducting initial purchaser’s discount and placement fees of approximately $9.2 million and other offering expenses. In the initial private placement, some of the shares were reoffered by FBR to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, or to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remaining shares were offered pursuant to a private placement to “accredited investors,” as defined in Rule 501 under the Securities Act, with FBR acting as the placement agent.

On July 31, 2014, August 1, 2014, May 18, 2015, July 1, 2015, July 31, 2015 and August 13, 2015, we issued an aggregate of 119,681, 2,934, 4,800, 2,667, 125,332 and 6,060, respectively, restricted shares of our common stock to our executive officers, non-employee directors and certain other employees and an aggregate of 154,526, 4,401, 7,200, 4,000 and 187,998, respectively, restricted stock units to our executive officers and certain other employees, in each case under the 2014 Equity Incentive Plan and in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 701 thereunder.

On August 27, 2014, November 10, 2014, January 1, 2015, August 13, 2015 and January 1, 2016, we issued an aggregate of 2,775, 4,165, 16,665, 2,272 and 16,665, respectively, restricted shares of our common stock to our non-employee directors as part of their annual fee, in each case under the 2014 Equity Incentive Plan and in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 701 thereunder.

On January 28, 2015, we sold 125 shares of our 12.5% Series A Redeemable Cumulative Preferred Stock, for an aggregate offering price of $125,000, to “accredited investors,” as defined under Rule 501 under the Securities Act, with Iroquois Capital Advisors, LLC acting as the placement agent, in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder. The aggregate placement fee was $12,500.

On March 11, 2015 and April 1, 2015, we sold an aggregate of 125,000 shares of our 7.875% Series B Redeemable Cumulative Preferred Stock to Carter/Validus Operating Partnership, L.P., for an aggregate offering price of $125.0 million in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.	Indemnification of Trustees and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

We have entered into indemnification agreements with each of our executive officers and directors whereby we have agreed to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of MedEquities Realty Operating Partnership, LP, the partnership whose sole general partner is our wholly owned subsidiary.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closings specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nashville, state of Tennessee on the day of September 20, 2016.

MEDEQUITIES REALTY TRUST, INC.

By:	/s/ John W. McRoberts
John W. McRoberts Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ John W. McRoberts John W. McRoberts	Chairman and Chief Executive Officer (principal executive officer)	September 20, 2016

/s/ William C. Harlan William C. Harlan	President, Chief Operating Officer and Director	September 20, 2016

/s/ Jeffery C. Walraven Jeffery C. Walraven	Executive Vice President and Chief Financial Officer (principal financial officer)	September 20, 2016

/s/ David L. Travis David L. Travis	Senior Vice President and Chief Accounting Officer (principal accounting officer)	September 20, 2016

* Randall L. Churchey	Director	September 20, 2016

* John N. Foy	Director	September 20, 2016

* Steven I. Geringer	Director	September 20, 2016

* Stephen L. Guillard	Director	September 20, 2016

* Elliott Mandelbaum	Director	September 20, 2016

Name	Capacity	Date

* Stuart C. McWhorter	Director	September 20, 2016

* James B. Pieri	Director	September 20, 2016

*By:	/s/ William C. Harlan
William C. Harlan Attorney-in-Fact

Exhibit Index

Exhibit Number	Exhibit Document

1.1	Form of Underwriting Agreement.

3.1**	Articles of Amendment and Restatement.

3.2**	Articles Supplementary, designating MedEquities Realty Trust, Inc.’s 12.5% Series A Redeemable Cumulative Preferred Stock.

3.3**	Articles Supplementary, designating MedEquities Realty Trust, Inc.’s 7.875% Series B Redeemable Cumulative Preferred Stock.

3.4**	Amended and Restated Bylaws.

5.1	Opinion of Morrison & Foerster LLP.

8.1	Opinion of Morrison & Foerster LLP.

10.1**	First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP, dated July 31, 2014.

10.2**	Amendment No. 1, dated January 28, 2015, to the First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP.

10.3**	Amendment No. 2, dated March 10, 2015, to the First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP.

10.4†**	MedEquities Realty Trust, Inc. Amended and Restated 2014 Equity Incentive Plan.

10.5†**	Form of Restricted Stock Unit Award Agreement.

10.6†**	Form of Restricted Stock Award Agreement for Officers.

10.7†**	Form of Restricted Stock Award Agreement for Directors.

10.8†**	Amended and Restated Employment Agreement, dated as of September 15, 2016, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and John W. McRoberts.

10.9†**	Amended and Restated Employment Agreement, dated as of September 15, 2016, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and William C. Harlan.

10.10†**	Amended and Restated Employment Agreement, dated as of September 15, 2016, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and Jeffery C. Walraven.

10.11**	Registration Rights Agreement, dated July 31, 2014, by and among MedEquities Realty Trust, Inc. and FBR Capital Markets & Co.

10.12**	Stock Purchase Agreement, dated as of July 25, 2014, by and among MedEquities Realty Trust, Inc. and the Purchasers listed on the signature pages thereto.

10.13†**	Indemnification Agreement by and between MedEquities Realty Trust, Inc. and each of its directors and officers listed on Schedule A thereto.

10.14**	Purchase and Sale Agreement, dated as of June 1, 2014, by and between Kentfield THCI Holding Company, LLC and MedEquities Realty Trust, Inc.

10.15**	First Amendment, dated as of July 28, 2014, to the Purchase and Sale Agreement, by and between Kentfield THCI Holding Company, LLC and MedEquities Realty Trust, Inc.

10.16**	Facility Lease Agreement, dated as of August 1, 2014, by and between MRT of Kentfield CA – LTACH, LLC and 1125 Sir Francis Drake Boulevard Operating Company, LLC d/b/a Kentfield Rehabilitation and Specialty Hospital.

Exhibit Number	Exhibit Document

10.17**	Purchase and Sale Agreement, dated as of February 19, 2015, by and among La Mesa Real Estate, LLC, National City Real Estate II, LLC, National City Real Estate I, LLC, Upland Real Estate, LLC and MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC.

10.18**	First Amendment, dated March 16, 2015, to the Purchase and Sale Agreement, by and among La Mesa Real Estate, LLC, National City Real Estate II, LLC, National City Real Estate I, LLC, Upland Real Estate, LLC and MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC.

10.19**	Master Lease, dated as of March 31, 2015, by and among MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC and GHC of La Mesa, LLC, GHC of National City II, LLC, GHC of National City I, LLC, GHC of Upland SNF, LLC and GHC of Upland RCFE, LLC.

10.20**	First Amendment to Master Lease, dated as of October 1, 2015, by and among MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC, MRT of Upland CA – SNF/ALF, LLC and MRT of San Diego CA – SNF, LLC and GHC of La Mesa, LLC, GHC of National City II, LLC, GHC of National City I, LLC, GHC of Upland SNF, LLC, GHC of Upland RCFE, LLC and GHC of Kearny Mesa, LLC.

10.21**	Guaranty of Master Lease, dated as of March 31, 2015 by Life Generations Healthcare LLC in favor of MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC and MRT of Upland CA – SNF/ALF, LLC.

10.22**	Master Lease Agreement, dated as of February 3, 2015, by and between Lakeway Realty, L.L.C. and Lakeway Regional Medical Center, LLC.

10.23**	First Amendment to Master Lease Agreement, dated as of March 17, 2016, by and between Lakeway Realty, L.L.C. and Lakeway Regional Medical Center, LLC.

10.24**	Guaranty Agreement, dated as of March 20, 2015 by LRMC Hospital Management Company, LLC in favor of Lakeway Realty, L.L.C.

10.25**	Amended and Restated Operating Agreement of Lakeway Realty, L.L.C., dated as of March 20, 2015.

10.26**	First Amended and Restated Credit Agreement, dated as of July 30, 2015, by and among MedEquities Realty Operating Partnership, LP, as borrower, KeyBank National Association, as lender and administrative agent, and the other lenders and agents party thereto.

10.27**	BlueMountain Rights Agreement, dated as of July 25, 2014, by and between MedEquities Realty Trust, Inc. and BlueMountain Capital Management, LLC.

10.28**	Master Lease Agreement, dated as of September 1, 2016, by and between Lakeway Realty, L.L.C., Scott & White Hospital Round Rock and Baylor University Medical Center.

10.29**	Securities Purchase Agreement, dated as of March 11, 2015, by and between MedEquities Realty Trust, Inc. and Carter/Validus Operating Partnership, L.P.

10.30**	Purchase and Sale Agreement, dated as of July 29, 2015, by and among GruenePointe Acquisition I, LLC, MRT of San Antonio TX – SNF I, LLC, MRT of San Antonio TX – SNF II, LLC, MRT of Graham TX – SNF, LLC, MRT of Kemp TX – SNF, LLC, MRT of Kerens TX – SNF, LLC, MRT of Brownwood TX – SNF, LLC, MRT of El Paso TX – SNF, LLC, MRT of Kaufman TX – SNF, LLC, MRT of Longview TX – SNF, LLC and MRT of Mt. Pleasant TX – SNF, LLC.

10.31**	Master Lease, dated July 29, 2015, by and between MRT of San Antonio TX – SNF I, LLC, MRT of San Antonio TX – SNF II, LLC, MRT of Graham TX – SNF, LLC, MRT of Kemp TX – SNF, LLC, MRT of Kerens TX – SNF, LLC, MRT of Brownwood TX – SNF, LLC, MRT of El Paso TX – SNF, LLC, MRT of Kaufman TX – SNF, LLC, MRT of Longview TX – SNF, LLC, MRT of Mt. Pleasant TX – SNF, LLC and GruenePoint 1 Graham, LLC, GruenePointe 1 El Paso, LLC, GruenePointe 1 Kerens, LLC, GruenePointe 1 Casa Rio, LLC, GruenePointe 1 River City, LLC, GruenePointe 1 Brownwood, LLC, GruenePointe 1 Longview, LLC, GruenePointe 1 Kemp, LLC, GruenePointe 1 Mt. Pleasant, LLC and GruenePointe 1 Kaufman, LLC.

Exhibit Number	Exhibit Document

10.32**	First Amendment to Master Lease, dated as of January 13, 2016, by and among MRT of San Antonio TX – SNF I, LLC, MRT of San Antonio TX – SNF II, LLC, MRT of Graham TX – SNF, LLC, MRT of Kemp TX – SNF, LLC, MRT of Kerens TX – SNF, LLC, MRT of Brownwood TX – SNF, LLC, MRT of El Paso TX – SNF, LLC, MRT of Kaufman TX – SNF, LLC, MRT of Longview TX – SNF, LLC, and MRT of Mt. Pleasant TX – SNF, LLC and GruenePointe 1 Graham, LLC, GruenePointe 1 El Paso, LLC, GruenePointe 1 Kerens, LLC, GruenePointe 1 Casa Rio, LLC, GruenePointe 1 River City, LLC, GruenePointe 1 Brownwood, LLC, GruenePointe 1 Longview, LLC, GruenePointe 1 Kemp, LLC, GruenePointe 1 Mt. Pleasant, LLC, and GruenePointe 1 Kaufman, LLC.

10.33**	First Amendment to Credit Agreement and Other Loan Documents, dated as of May 17, 2016, by and among MedEquities Realty Operating Partnership, LP, as borrower, the guarantors party thereto, KeyBank National Association, as lender and administrative agent, and the other lenders and agents party thereto.

10.34**	Second Amendment to Master Lease, dated as of June 8, 2016, by and among MRT of La Mesa, CA – SNF, LLC, MRT of National City CA – SNF I, LLC, MRT of National City CA – SNF II, LLC, MRT of Upland CA – SNF/ALF, LLC and MRT of San Diego CA – SNF, LLC and GHC of La Mesa, LLC, GHC of National City II, LLC, GHC of National City I, LLC, GHC of Upland SNF, LLC, GHC of Upland RCFE, LLC and GHC of Kearny Mesa, LLC.

10.35**

Second Amendment to Credit Agreement, dated as of September 9, 2016, by and among MedEquities Realty Operating Partnership, LP, as borrower, the guarantors party thereto, KeyBank National Association, as lender and administrative agent, and the other lenders and agents party thereto.

21.1**	List of subsidiaries.

23.1**	Consent of KPMG.

23.2**	Consent of McNair, McLemore, Middlebrooks & Co., LLC

23.3	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.4	Consent of Morrison & Foerster LLP (included in Exhibit 8.1).

24.1**	Power of Attorney (included on the signature page to this registration statement).

**	Previously filed.
†	Indicates management contract or compensatory plan.